10 December, 2013

Via EDGAR

Mr. John A. Spitz

Reviewing Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re: Doral Financial Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 13, 2013

Form 10-Q for the Fiscal Quarter ended September 30, 2013

Filed November 5, 2013

File No. 001-31579

Dear Mr. Spitz:

Doral Financial Corporation (the “Company”) hereby advises the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) that the Company has received the Staff’s letter dated December 4, 2013 (the “Comment Letter”), regarding the Commission’s review of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof, or inform the Staff of when the Company would provide a response. The Company respectfully requests an extension until January 3, 2014 to respond to the Comment Letter due to time constraints associated with our fiscal year-end. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 3, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at (786) 305-8203. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ David Hooston
David Hooston
Executive Vice President, Chief Financial Officer